Exhibit 99.1

SciSparc Provides Updates Regarding the Non-Binding Letter of Intent to Acquire Leading Vehicle Importer Company in Israel

TEL AVIV, Israel, Dec. 07, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today updates regarding the negotiation following the signing of a non-binding letter of intent (“LOI”) with a leading vehicle importer company in Israel (the “Target Company”), on November 22, 2023. According to the new negotiated terms, the Company will acquire 100% of the Target Company and will establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into the Target Company (the “Acquisition”). Following the Acquisition, it is contemplated that SciSparc shareholders will hold approximately 50.01% of the share capital of the post-closing combined company (the “Combined Company”), compared to 20%, as reflected in the previous announcement.

The proposed Acquisition follows the Company’s announcement in June 2022, in which the board of directors resolved to review potential strategic transactions to maximize shareholder value.

The Target Company is a leading vehicle importer in Israel. Its revenues for the first half of 2023 amounted to over $52 million1.

As a result of the Acquisition, all outstanding shares of the Target Company will be converted into the right to receive ordinary shares of SciSparc and any warrants issued by the Target Company will be converted into the right to receive warrants of SciSparc.

Following the closing, it is contemplated the Target Company’s equity holders will hold approximately 49.99% (subject to adjustments) of the Combined Company’s share capital.

The Acquisition is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Acquisition and compliance with any regulatory requirements and approvals, including approvals by the shareholders of SciSparc and the Target Company and certain Israeli court approvals.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the execution of binding definitive agreements with respect to the Acquisition and the completion of the Acquisition. The Company may not enter into a definitive agreement for the Acquisition or complete the Acquisition, or even if it does, they may not maximize shareholder value or scale up profitable revenues. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055

[1]	Based on the NIS- US dollar exchange rate as of June 30, 2023